11552 Prosperous Drive
Odessa, FL 33556
727-375-8484 X205
Judy.norstrud@daisanalytic.com
www.daisanalytic.com

October 25, 2010

Mr. John Cash, Accounting Branch Chief

U.S. Securities and Exchange Commission

Washington, D.C. 20549-0404

Re: Dais Analytic Corporation

Form 10-K for the year ended December 31, 2009

Forms 10-Q for the Fiscal Quarters Ended March 31, 2010 and June 30, 2010

File No: 000-53554

Dear Mr. Cash:

We are in receipt of your correspondence dated September 27, 2010 with respect to the above referenced filings.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis

1.	In future annual and quarterly filings, please quantify the impact of the factor(s) you identify that contribute to fluctuations in your revenues and cost of goods sold from period-to-period. For example, you should quantify the impact on revenues of increasing sales prices, introducing new products, and increasing the volume of products sold. See Section 501.12 of the Codification of Financial Reporting Policies for guidance.

Response: In future filings, we will quantify the items that are identified as key components to the fluctuations in revenues and cost of goods sold.

Item 8. Financial Statements

Note 1. Background Information, page F-8

2.	In addition to the current disclosures regarding your reliance on major customers, please revise future filings to disclose the total amount of revenues or percentage of revenues from each major customer that exceeds 10 percent of total revenues as required by ASC 280-10-50-42.

Response: In future filings, we will disclose the total amount or percentage of revenue related to each major customer that exceeds 10% of total revenues.

Note 5. Notes Payable, page F-13

3.	We note your disclosures regarding warrants you issued as inducements to convert convertible notes during the year ended December 31, 2009, including disclosures that 1,665,000 warrants exercisable immediately at $0.25 per share were valued at $126,367 and 575,000 warrants exercisable immediately at $0.75 per share were valued at $286,641. Please explain to us, and clarify in future filings, the terms of the warrants and when they were issued in order to help us understand why more warrants with a lower exercise price had a lower fair value.

October 25, 2010

Page two

Response: The value of each of the warrants was estimated using the Black-Scholes option model with the following assumptions for each of the exercise prices:

Exercise Prices
	$0.25 per share	$0.75 per share

Fair value of underlying stock on date of award	$0.09 – $0.19	$0.51 – $1.49

Dividend rate	0%	0%

Risk free interest rate	1.65% – 2.58%	2.20% – 2.49%

Expected term	5 years	5 years

Expected volatility	92% – 94%	95% – 96%

The reason that the overall value of the 1,665,000 warrants with a lower exercise price of $0.25 resulted in a lower value was due to the lower fair value of the underlying stock on the date of award. Had the underlying stock value on the date of the award been higher, as it was when the remaining warrants were issued, it would have resulted in a much higher overall value.

In future filings, we will modify our disclosures to include the variables used in determining the fair value of the warrants and further explain the rationale behind the larger amount of warrants yielding a lower fair value.

Note 9. Stock Options and Warrants, page F-16

4.	We noted disclosures that indicated certain warrants may include anti-dilution provisions. Please explain to us, and clarify in future filings, the terms of these provisions and your consideration of the guidance in ASC 815-40-15-7 in determining the warrants are indexed to your common stock.

Response: We have reviewed the consulting agreement and considered the guidance in ASC 815-40-15-7 and we have determined that the settlement provisions of the anti-dilution feature compensate only to the extent of dilution suffered because of the Company’s activities or events and do not compensate due to market driven dilution. . We have also noted that the provisions do not contain a contingency provision. We will revise future filings to clarify these provisions.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Item 1. Financial Statements, page 3

Note 3. Significant Accounting Policies – Revenue Recognition, page 8

5.	Please tell us, and revise future filings to disclose, your revenue recognition policies as they pertain to your agreements with Genertec America, Inc. and CAST Systems Control Technology Co., Ltd. Please help us better understand the material terms of these agreements, including if they are distribution and or consignment agreements. Also, please tell us, and revise future filings to disclose, the reasons for the significant increase in accounts receivable, including average days outstanding, during interim periods, and your basis for determining your receivables are collectible, including the amount outstanding at June 30, 2010 that you have subsequently collected in cash.

October 25, 2010

Page three

Response: The Company recognizes revenue for its products upon shipment to the customer, provided no significant obligations remain and collection is probable. This revenue recognition policy applies to all of our customers, including Genertec America and CAST Systems Control Technology Co. The Genertec America agreement is a distribution, not a consignment agreement, pursuant to which the product is shipped upon orders received. The CAST Systems Control Technology agreement is a purchase agreement for specific goods. The Genertec agreement calls for a deposit to be paid, and upon receiving orders for specified levels of products, a certain amount of the deposit will be applied as a discount. Therefore, we currently have the deposit amount included in deferred revenue as we await their purchase order for products.

The CAST Systems Control Technology agreement is for the purchase of our desalinization water treatment product. As of this time we have recognized all sales under said agreement and the dollar values included in revenue.

Overall, our accounts receivable balance has increased due to additional product sales due to the Company restructuring our ConsERV sales representative network as well as the additional product sales under the Genertec and CAST agreements. We have evaluated our days to collect accounts receivable and noted that for the second quarter it is approximately 84 days. Our days to collect are longer than average due to some of our customers paying through letters of credit that typically include additional paperwork to be completed prior to receiving the funds.

As of October 25, 2010, the Company has collected $763,338 of the outstanding accounts receivable on June 30, 2010, with an additional $400,000 letter of credit expected to be settled in the next several days. We have evaluated the remaining balance of $23,925 and have contacted these customers for payment. Based on our communications with these customers, we do not anticipate any collection issues and therefore, we have not established an allowance for doubtful accounts.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us with any questions you have in this regard.

Should you have any additional questions or comments, please do not hesitate to contact me.

Very Truly Yours,

Dais Analytic Corporation

By:	/s/ Judith C. Norstrud
Judith C. Norstrud
Chief Financial Officer